 Exhibit 99.1

INDIVIOR PLC

 SHARE REPURCHASE PROGRAM

 WEEKLY REPORT

January 28, 2025

INDIVIOR PLC ("Indivior") announces that it purchased for cancellation a total of 171,590 of its ordinary shares of $0.50 each through Morgan Stanley & Co. International Plc in the period from January 20, 2025, up to and including January 24, 2025, in connection with its $100m Share Repurchase Program. Aggregated information on the purchase of these shares can be found in the table below.

Following the purchase and cancellation of the above shares (including those purchased but not yet settled), Indivior has 124,268,559 ordinary shares of $0.50 each with voting rights in issue. There are no shares held in treasury.

The above figure (124,268,559) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Indivior under the FCA's Disclosure Guidance and Transparency Rules.

All repurchases by Indivior are "On Exchange" transactions (as such term is defined in the rules of the London Stock Exchange) and "on market" for the purposes of the Companies Act 2006.

Aggregated information

Trading Date	Trading Venue	Aggregated daily volume (number of shares)	Daily weighted average purchase price of the shares (p)
20/01/2025	LSE	755	969.33
20/01/2025	BATE	165	969.50
20/01/2025	CHIX	3,732	975.22
20/01/2025	AQUIS	1,042	974.66
21/01/2025	LSE	16,701	996.66
21/01/2025	BATE	5,413	996.24
21/01/2025	CHIX	17,289	995.57
21/01/2025	AQUIS	1,731	993.88
22/01/2025	LSE	15,079	982.46
22/01/2025	BATE	6,069	987.01
22/01/2025	CHIX	17,050	980.52
22/01/2025	AQUIS	2,634	976.16
23/01/2025	LSE	17,154	956.56
23/01/2025	BATE	5,674	955.01
23/01/2025	CHIX	15,697	956.11
23/01/2025	AQUIS	3,131	957.50
24/01/2025	LSE	14,990	963.79
24/01/2025	BATE	4,853	961.35
24/01/2025	CHIX	19,737	964.99
24/01/2025	AQUIS	2,694	961.30

Transaction details

In accordance with Article 5(1)(b) of the assimilated Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018 and Commission Delegated Regulation (EU) 2016/1052, a full breakdown of the individual purchases of ordinary shares made by Morgan Stanley & Co. International Plc on behalf of Indivior during the above period as part of the Share Repurchase Program can be found at www.indivior.com/en/investors/shareholder-information/share-repurchase-program.

Indivior PLC's Legal Entity Identifier code is 213800V3NCQTY7IED471.

Contact:
Jason Thompson
Vice President, Investor Relations
1-804-402-7123